Citigroup Funding Inc.
Pricing Sheet No. 2012—MTNDG0298 dated September 28, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0298 dated September 14, 2012
Filed Pursuant to Rule 433
Registration Statement Nos. 333-172554 and 333-172554-01

Trigger Jump Securities Based on the Price of Gold Due September 29, 2014

PRICING TERMS – SEPTEMBER 28, 2012
Commodity:	Gold
Aggregate principal amount:	$7,791,000
Stated principal amount:	$1,000 per security
Pricing date:	September 28, 2012
Issue date:	October 3, 2012
Valuation date:	September 24, 2014, subject to postponement if such date is not a trading day or if certain market disruption events occur
Maturity date:	September 29, 2014
Payment at maturity:
For each $1,000 security you hold at maturity:
▪  If the final commodity price is greater than the initial commodity price:
$1,000 + the greater of (i) the fixed return amount and (ii) $1,000 × the commodity percent increase, subject to the maximum return at maturity

▪ If the final commodity price is less than or equal to the initial commodity price but greater than or equal to the trigger price: $1,000
▪ If the final commodity price is less than the trigger price: $1,000 × the commodity performance factor

If the final commodity price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $900 per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial commodity price:	$1,776.00, the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date
Fixed return amount:	$150 per security (15% of the stated principal amount). You will receive the fixed return amount only if the final commodity price is greater than the initial commodity price.
Maximum return at maturity:	30%, which is equivalent to a maximum payment at maturity of $1,300 per security
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

Commodity percent increase:	(final commodity price – initial commodity price) / initial commodity price
Commodity performance factor:	final commodity price / initial commodity price
Trigger price:	$1,598.40, 90% of the initial commodity price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	1730T0YY9 / US1730T0YY99
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$1,000.00	$22.50	$977.50
Total:	$7,791,000.00	$175,297.50	$7,615,702.50
(1) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying prospectus supplement and prospectus, each of which can be accessed via the hyperlink below.

Preliminary Pricing Supplement dated September 14, 2012
Prospectus Supplement and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying prospectus supplement and prospectus by calling toll-free 1-877-858-5407.